U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING


                                 (Check One):

[X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                       For Period Ended:  July 31, 2000


[ ]  Transition Report on Form 10-K or Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q [or Form 10-QSB]
[ ]  Transition Report on Form N-SAR

                    For the Transition Period Ended:  N/A


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                       Part I - Registrant Information

Full Name of Registrant                                  Webco Industries, Inc.
Former Name if Applicable                                N/A
Address of Principal Executive Office (Street & Number)  9101 West 21st Street
City, State and Zip Code                          Sand Springs, Oklahoma  74063

                      Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by the Rule 12b-
          25(c) has been attached if applicable.

                             Part III - Narrative

     As of October 29, 2000, the last day the Company would have been able to timely file its annual report on Form 10-K for its fiscal year ended July 31, 2000, the Company was in non-compliance with certain financial covenants contained in its senior loan agreement. As a result, the financial statements of the Company that would have been included in such filing would have reported the Company's senior debt as a current liability. The Company believes such reporting would be a material distortion of its true financial condition due to the pending renegotiation of the senior loan agreement which the Company expects to be concluded by November 13, 2000. The renegotiation of the senior loan agreement has been delayed by the request of the senior lenders that the Company prepare new budgets and cash flow projections.

                         Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Michael Howard         918                   241-1094
     --------------      ---------            ----------------
    (Name)              (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under        [X] Yes   [ ] No
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

(3)  Is it anticipated that any significant change in      [X] Yes   [ ] No
     results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A.


                            Webco Industries, Inc.
                  ------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 29, 2000                   By  /s/ Michael P. Howard
      ----------------                       -----------------------
                                             Michael P. Howard, Vice
                                             President and Principal
                                             Accounting Officer

                                  ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                               ATTACHMENT A

                                FOR:      WEBCO INDUSTRIES, INC.

                                CONTACT:  Dana S. Weber
                                          President and Chief Operating Officer
                                          (918) 241-1040
                                          Mike Howard
                                          Chief Financial Officer
                                          (918) 241-1094
                                          E-Mail: invrel@webcoindustries.com
For Immediate Release
---------------------
          WEBCO INDUSTRIES, INC. ANNOUNCES FISCAL YEAR 2000 RESULTS

     TULSA, Oklahoma, September 21, 2000 - Webco Industries, Inc. (AMEX: WEB) today reported financial results for its fourth quarter and fiscal year ended July 31, 2000.

     The Company reported a net loss of $1,340,000 for its fiscal 2000 fourth quarter, or $0.19 per diluted share, compared with net income of $146,000, or $0.02 per diluted share, in the fiscal 1999 fourth quarter. The net loss for the current quarter includes a $1,400,000 charge ($868,000 after-tax or $0.12 per diluted share) related to the write-off of certain QuikWater long-term
assets and unrelated tubing equipment.   The operating loss for the current
quarter was $905,000 compared with operating income of $973,000 in the fourth
quarter of fiscal 1999.   Without the charge, operating income would have been
$495,000 in the fourth quarter of 2000.

     Net sales for the fourth quarter of fiscal 2000 were $36,411,000 versus $34,066,000 for the same quarter last year. Plant production volumes in the fourth quarter of 2000 improved 2.5% over the third quarter of 2000 and 10.7%
over the fourth quarter of 1999.   Higher levels of stainless tubular products
increased average sales price per ton despite carbon tube pricing pressure.

     Gross profit for the fourth quarter of fiscal 2000 was $4,349,000, or 11.9% of net sales, compared to $4,870,000, or 14.3% of net sales, for the
fourth quarter of fiscal 1999.   Significant pricing pressure, as previously
disclosed, continued on most of the Company's carbon product lines during the
fourth quarter.   Pricing pressure combined with higher raw material costs
further depressed margins from earlier quarters.

                                   - MORE -

        WEBCO INDUSTRIES, INC. ANNOUNCES FISCAL YEAR RESULTS  Page 2

     Earnings before interest, tax, depreciation and amortization ("EBITDA") after adjustment for the charge in the fourth quarter of fiscal year 2000 was $1,973,000 as compared to $2,454,000 in the same quarter of fiscal year 1999.

     The net loss for the fiscal year ended July 31, 2000 was $1,025,000, or $0.14 per diluted share, compared with net income of $1,876,000, or $0.26 per diluted share, for fiscal 1999. Operating income for fiscal year 2000 was $2,346,000 compared with $5,564,000 in fiscal year 1999. The net loss and operating income for fiscal 2000 would have been $157,000 and $3,746,000, respectively, without the charge described above.

     Net sales in fiscal 2000 totaled $140,920,000 versus $134,744,000 in 1999.
Plant production volumes in fiscal year 2000 improved 7.3% over fiscal year
1999.   Higher levels of stainless tubular products increased average sales price per ton despite carbon tube pricing pressure.

     Gross profit for the year 2000 was $19,368,000, or 13.7% of net sales, versus $21,353,000, or 15.8% of net sales, in fiscal 1999. Margins in fiscal 2000 demonstrate greater pricing pressure and raw material price increases over previous comparable periods.

     Selling, general and administrative expense in the fourth quarter of fiscal 2000 decreased to $3,854,000 from $3,897,000 in the fourth quarter of
fiscal 1999.   S,G&A expenses for the full fiscal years 2000 and 1999 were
$15,622,000 and $15,789,000 respectively. The decline in selling, general and administrative expenses for the year reflects the net of increased operating expenses and depreciation related to the Company's new enterprise software system and a $930,000 decrease in legal expenses from 1999.

     Interest expense in the fourth quarter of fiscal year 2000 was $1,260,000 as compared to $736,000 in the same quarter of fiscal year 1999. Interest expense for the full fiscal year 2000 was $3,992,000 and $2,552,000 in fiscal year 1999. The increase in interest expense is a result of higher borrowing levels to fund the Oil City expansion and higher interest rates.

                                   - MORE -

        WEBCO INDUSTRIES, INC. ANNOUNCES  FISCAL YEAR RESULTS  Page 3

     Revenues related to QuikWater were $453,000 for the fourth quarter of 2000 and $1,126,000 in the same quarter of fiscal 1999. Revenues for the years ending July 31, 2000 and 1999 were $2,582,000 and $3,462,000 respectively. The after-tax loss attributable to QuikWater for the three months ended July 31, 2000 was $913,000, or $0.13 per diluted share, as compared to $290,000 or $0.04 per diluted share in the fourth quarter of fiscal 1999. The current quarter's loss for QuikWater includes a $986,000 ($611,000 after-tax or $0.09 per diluted share) write-off of certain intangible and long-lived assets. For the years ended July 31, 2000 and 1999, QuikWater had after-tax losses of $1,654,000, or $0.23 per diluted share, and $1,003,000, or $0.14 per diluted share, respectively. Fiscal 2000 totals include the above-mentioned $986,000 charge.

     Capital spending for the fourth quarter and fiscal year 2000 amounted to $1,999,000 and $10,462,000, respectively. Major initiatives during 2000 included the expansion of the stainless division, the installation of an enterprise software system, and expansion at the Oil City, Pennsylvania plant. Capital spending plans for 2001 primarily consist of the completion of the Oil City expansion and normal maintenance spending. This is expected to total less than $8 million for the year.

     F. William Weber, Webco's Chairman and Chief Executive Officer commented:
"For the last twenty-one months Webco has faced depressed pricing in many of its carbon products and for the last nine months, increasing carbon raw material costs. The combination of the two has significantly squeezed our
profit margins.   Volumes continue to improve, but pricing pressures are still high among most product groups."

     Mr. Weber continued, "Our heat exchanger pressure tubing products, which over the last year have experienced all-time lows in pricing and volume, have begun to firm in backlog and pricing and we are optimistic for this product group's near-term outlook. Our boiler tube products, which have been decent for most of fiscal year 2000, are expected to continue with strength into the future. We expect that our additional carbon tube making capacity, which is scheduled to come on-line early next calendar year, will allow us to better realize the volume benefits associated with these improved market

                                   - MORE -

         WEBCO INDUSTRIES, INC. ANNOUNCES FISCAL YEAR RESULTS  Page 4

Conditions. An over-supply condition in the general line mechanical product group indicates that pricing will remain weak for the foreseeable future. We continue to have success in marketing to mechanical OEM customers and, while pricing in this area is competitive, expect growth from this product group.
Our stainless products have experienced significant growth and we plan to continue to grow this aspect of our business as we benefit from our investments in stainless tube-making technology. Margin relief is also expected from current market trends that are showing a decline in carbon flat rolled steel prices. While the first quarter of fiscal 2001 is expected to show the residual effects of the current environment, we foresee improvement as a result of the above changes in market conditions in the second quarter."

     Regarding the asset write-offs, Mr. Weber stated, "We continue to operate QuikWater, but believe based upon its historical operating results that it is appropriate to write-off its intangible assets and certain other long-term assets at this time. The remainder of the charge relates to idle or underutilized tube-making equipment that we anticipate selling in the future.

     Mr. Weber continued, "Our $17 million Oil City plant expansion will add 36,000 tons of high quality carbon tube to our capacity, and more importantly, broaden the range of products that we can offer. The expansion will be dedicated to OEM mechanical and pressure tube applications. The mill should be commissioned in late calendar year 2000, with production commencing before the end of our second fiscal quarter, which ends January 31, 2001. We believe we will be able to sell the new capacity within the next 4 years."

     Webco is a specialty manufacturer of high-quality carbon steel tubing and stainless steel tubing products designed to industry and customer specifications. Webco's tubing products consist primarily of: heat exchanger tubing, welded boiler tubing, specialty stainless tube and pipe, and advanced mechanical tubing for use in consumer durable and capital goods. The Company's subsidiary, Phillips & Johnston, represents several manufacturers who produce various mechanical and specialty tubular products made from copper, brass,

                                   - MORE -

        WEBCO INDUSTRIES, INC. ANNOUNCES FISCAL YEAR RESULTS  Page 5

aluminum and stainless steel, among others. Through its QuikWater division, the Company manufactures and markets a patented direct contact water heater for commercial and industrial applications. The Company has three production facilities in Oklahoma and Pennsylvania and five distribution facilities in Oklahoma, Texas, Illinois, and Michigan, serving more than 1,300 customers throughout North America.

     Safe harbor for forward-looking statements: Certain statements in this release, including, but not limited to those predicated or preceded by the words "believes", "expects" or "plans", should be considered forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to those described under "Forward-Looking Statements" in the Company's Annual Report on form 10-K for the fiscal year ended July 31, 1999.





                              - TABLES FOLLOW -

                            WEBCO INDUSTRIES, INC.
                           STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share data)
                                 (Unaudited)
                                          Three Months Ended          Year Ended
                                               July 31,                July 31,

                                           2000        1999        2000        1999
Net sales                                $36,411     $34,066    $140,920    $134,744
Cost of sales                             32,062      29,196     121,552     113,391
                                          ------      ------     -------     -------
Gross profit                               4,349       4,870      19,368      21,353
Selling, general & administrative          3,854       3,897      15,622      15,789
Special item: asset write-off              1,400         -         1,400         -
                                          ------      ------     -------     -------
Income (loss) from operations               (905)        973       2,346       5,564
Interest expense                           1,260         736       3,992       2,552
                                          ------      ------     -------     -------
    Income (loss) before
       income taxes                       (2,165)        237      (1,646)      3,012
Income tax expense (benefit)                (825)         91        (621)      1,136
                                          ------      ------     -------     -------
    Net income (loss)                    $(1,340)    $   146    $ (1,025)   $  1,876
                                          ======      ======     =======     =======

Net income (loss) per common share:
    Basic                                $ (0.19)    $  0.02    $  (0.14)   $   0.26
                                          ======      ======     =======     =======
    Diluted                              $ (0.19)    $  0.02    $  (0.14)   $   0.26
                                          ======      ======     =======     =======

Weighted average common shares outstanding:
    Basic                              7,074,000   7,074,000   7,074,000   7,135,000
                                       =========   =========   =========   =========
    Diluted                            7,074,000   7,075,000   7,074,000   7,139,000
                                       =========   =========   =========   =========

                            WEBCO INDUSTRIES, INC.
                           BALANCE SHEET HIGHLIGHTS
                            (Dollars in thousands)
                                 (Unaudited)
                                                    July 31,       July 31,
                                                      2000           1999
Accounts receivable                                $ 17,536       $ 17,179
Inventories                                          35,765         30,785
Other current assets                                  4,115          3,482
                                                    -------        -------
    Total current assets                             57,416         51,446
Net property, plant and equipment                    68,067         64,277
Other long term assets                                4,640          4,758
                                                    -------        -------
Total assets                                       $130,123       $120,481
                                                    =======        =======

Current liabilities                                $ 27,287       $ 19,100
Long-term debt                                       43,979         39,746
Other long-term liabilities                          10,209         11,962

Total equity                                         48,648         49,673
                                                    -------        -------
Total liabilities and equity                       $130,123       $120,481
                                                    =======        =======

                                CASH FLOW DATA
                            (Dollars in thousands)
                                 (Unaudited)
                                  Three Months Ended         Year Ended
                                        July 31,              July 31,

                                    2000       1999       2000       1999
Net cash provided by
  operating activities            $ 3,899    $ 3,296    $ 4,178    $ 8,581
                                   ======     ======     ======     ======
Depreciation and amortization     $ 1,478    $ 1,481    $ 5,910    $ 5,158
                                   ======     ======     ======     ======
Capital expenditures              $ 1,999    $ 3,434    $10,462    $12,555
                                   ======     ======     ======     ======